FILE No.
82-3874

NSON REEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX


05007054


SEC MAIL
RECEIVED
APR 0 2005
WASH. D.C.

SUPPL

March 30, 2005

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated March 30, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

per BARBARA O'NEILL

4/7

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: March 30, 2005**

NEWS RELEASE 05-03

For Further Information Contact: **Regan Chernish or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

New President Appointed

Manson Creek Resources Ltd. is pleased to announce that it has appointed Mr. Regan Chernish, P. Geol., as President of the Corporation. Mr. Chernish has had an ongoing consulting role with Manson Creek since 2001 and worked as a director of the Corporation since 2002. He has also has served as the VP exploration for Tyler Resources Inc. for several years.

Mr. Chernish brings a hands-on approach to the Corporation's exploration programs and operations. This focus is based on a wealth of exploration experience spanning 13 years of work in Nunavut, Northwest Territories, Yukon, British Columbia, and Mexico. Prior to consulting to the Company, he was the Project Geologist for Diavik Diamond Mines Inc from 1997 to 2001. Mr. Chernish has had varied tenures as a production geologist at the Diavik, Ekati, and Giant mines in Northern Canada.

The Company wishes to extend its heartfelt thanks and appreciation to Mr. Devonshire for his service to the Company as President. Mr. Devonshire continues to be a valuable member of the Manson Creek Board of Directors.

Manson Creek is a well financed active explorer in British Columbia and the Yukon. The Company is looking forward to the upcoming field season on the CR Copper-Molybdenum Porphyry Project in British Columbia. The 2005 exploration season will begin in May with a detailed soil sampling program to further delineate the copper soil anomalies discovered in the 2004 program. Detailed geophysics, prospecting and diamond drilling will follow in the summer months.

The geochemical and geophysical grids will be extended and infill lines will be added to further define the anomalies outlined in the 2004 program. Diamond drilling will investigate several new zones of anomalous copper values identified in the 2004 soil sampling program and test areas containing historic anomalous copper and molybdenum intercepts.

The Company is also currently evaluating other promising exploration opportunities in British Columbia and the Yukon.

"Jean Pierre Jutras"
Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Manson's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Manson. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Manson's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Manson's filings with the Canadian securities authorities. Accordingly, holders of Manson shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Manson disclaims any responsibility to update these forward-looking statements.

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: March 30, 2005**

NEWS RELEASE 05-03

For Further Information Contact: **Regan Chernish or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

New President Appointed

Manson Creek Resources Ltd. is pleased to announce that it has appointed Mr. Regan Chernish, P. Geol., as President of the Corporation. Mr. Chernish has had an ongoing consulting role with Manson Creek since 2001 and worked as a director of the Corporation since 2002. He has also has served as the VP exploration for Tyler Resources Inc. for several years.

Mr. Chernish brings a hands-on approach to the Corporation's exploration programs and operations. This focus is based on a wealth of exploration experience spanning 13 years of work in Nunavut, Northwest Territories, Yukon, British Columbia, and Mexico. Prior to consulting to the Company, he was the Project Geologist for Diavik Diamond Mines Inc from 1997 to 2001. Mr. Chernish has had varied tenures as a production geologist at the Diavik, Ekati, and Giant mines in Northern Canada.

The Company wishes to extend its heartfelt thanks and appreciation to Mr. Devonshire for his service to the Company as President. Mr. Devonshire continues to be a valuable member of the Manson Creek Board of Directors.

Manson Creek is a well financed active explorer in British Columbia and the Yukon. The Company is looking forward to the upcoming field season on the CR Copper-Molybdenum Porphyry Project in British Columbia. The 2005 exploration season will begin in May with a detailed soil sampling program to further delineate the copper soil anomalies discovered in the 2004 program. Detailed geophysics, prospecting and diamond drilling will follow in the summer months.

The geochemical and geophysical grids will be extended and infill lines will be added to further define the anomalies outlined in the 2004 program. Diamond drilling will investigate several new zones of anomalous copper values identified in the 2004 soil sampling program and test areas containing historic anomalous copper and molybdenum intercepts.

The Company is also currently evaluating other promising exploration opportunities in British Columbia and the Yukon.

"Jean Pierre Jutras"
Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Manson's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Manson. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Manson's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Manson's filings with the Canadian securities authorities. Accordingly, holders of Manson shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Manson disclaims any responsibility to update these forward-looking statements.

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: March 30, 2005**

NEWS RELEASE 05-03

For Further Information Contact: **Regan Chernish or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

New President Appointed

Manson Creek Resources Ltd. is pleased to announce that it has appointed Mr. Regan Chernish, P. Geol., as President of the Corporation. Mr. Chernish has had an ongoing consulting role with Manson Creek since 2001 and worked as a director of the Corporation since 2002. He has also has served as the VP exploration for Tyler Resources Inc. for several years.

Mr. Chernish brings a hands-on approach to the Corporation's exploration programs and operations. This focus is based on a wealth of exploration experience spanning 13 years of work in Nunavut, Northwest Territories, Yukon, British Columbia, and Mexico. Prior to consulting to the Company, he was the Project Geologist for Diavik Diamond Mines Inc from 1997 to 2001. Mr. Chernish has had varied tenures as a production geologist at the Diavik, Ekati, and Giant mines in Northern Canada.

The Company wishes to extend its heartfelt thanks and appreciation to Mr. Devonshire for his service to the Company as President. Mr. Devonshire continues to be a valuable member of the Manson Creek Board of Directors.

Manson Creek is a well financed active explorer in British Columbia and the Yukon. The Company is looking forward to the upcoming field season on the CR Copper-Molybdenum Porphyry Project in British Columbia. The 2005 exploration season will begin in May with a detailed soil sampling program to further delineate the copper soil anomalies discovered in the 2004 program. Detailed geophysics, prospecting and diamond drilling will follow in the summer months.

The geochemical and geophysical grids will be extended and infill lines will be added to further define the anomalies outlined in the 2004 program. Diamond drilling will investigate several new zones of anomalous copper values identified in the 2004 soil sampling program and test areas containing historic anomalous copper and molybdenum intercepts.

The Company is also currently evaluating other promising exploration opportunities in British Columbia and the Yukon.

"Jean Pierre Jutras"
Jean Pierre Jutras
Vice-President/Director